Mail Stop 3561						February 10, 2006

Arthur Lyons, President
Longfoot Communications Corp.
914 Westwood Boulevard, Suite 809
Los Angeles, California  90024

	Re: 	Longfoot Communications Corp.
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed January 19, 2006
		File No. 333-130110

Dear Mr. Lyons:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Front Cover Page of Prospectus
1. Please revise the first sentence in your first paragraph to state you are offering up to a total of 1,200,000 shares in a best efforts, minimum-maximum, direct public offering, without any involvement of underwriters.
2. Please revise the penultimate sentence to clarify that there are no minimum purchase requirements per investor, etc.
Plan of Distribution, page 14
3. Please disclose whether any officer/director or related party will purchase any shares to meet the minimum necessary to close the offering, and, if so, whether such shares would be held for investment.
Financial Statements

Note 2. Significant Accounting Policies, page F-6
4. Please revise to disclose the potential future impact of EITF
05-6
on your financial statements.
Exhibit 5.1, Opinion of Wintraub Genshlea Chediak Law Corporation
5. In the opinion`s fourth full paragraph, counsel appears to assume matters necessary to form the opinion, including the lack of any undisclosed termination, modification, waiver or amendment to any document entered into by you and the due authorization, execution and delivery of all documents by you where due authorization, execution and delivery are prerequisites to their effectiveness, as well as the proper signature by your authorized officers or their agents of certificates representing the shares that are issued. Please have counsel revise the opinion or advise us on this matter.
6. Also, the seventh paragraph states that "this opinion is limited to the laws, including the rules and regulations, as in effect on the date hereof," that is, January 18, 2006. We remind you that the opinion must speak as of effectiveness of the registration statement.
Counsel should delete this limitation. Alternatively, please file a new opinion on the date you request effectiveness of your registration statement. In this regard, the sixth and ninth paragraphs and any other assumptions that post-date the opinion appear unnecessary.
7. Further, in the eighth paragraph, the opinion states that counsel assumes the adequacy of consideration received by you for the issuance and sale of the shares of your common stock. Counsel must opine on the adequacy of this consideration and may not assume in this matter. Please have counsel revise the opinion or advise us on the matter.
8. In addition, your legality opinion must be issued under Delaware law, the state of your incorporation.


*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.






      You may contact Sondra Snyder, Staff Accountant, at (202)
551-
3332 or Robyn Manuel, Accounting Branch Chief, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, or me at (202) 551-3720 with any other questions.

      Sincerely,



      	H. Christopher Owings
      Assistant Director




cc:	Roger D. Linn, Esq.
      Weintraub Genshlea Chediak
	Via Fax: (916) 446-1611



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Arthur Lyons, President
Longfoot Communications Corp.
February 10, 2006
Page 1